UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2010

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

15A Zhao Feng Universe Building 1800 Zhong Shan Xi Road Shanghai, China 200235
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Releases Second Quarter 2010 Preliminary Unaudited Financial
Results

 Announces Intention to Restate 2007 and 2008 Financials

Shanghai, China, August 20, 2010 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today provided preliminary unaudited financial results for the second quarter 2010 and announced its intention to restate financial results for the years 2007 and 2008.

Paul Conway, the Company’s Chief Executive Officer, commented, "We are pleased with the progress that we made in the second quarter of 2010, in which we began to recognize new revenue related to new business opportunities we pursued this year. In June 2010, we successfully completed the acquisition of Zhejiang
Continental Advertising Co., Ltd. (“Continental”), a profitable billboard company based in Zhejiang Province, with over 10 years of operating history.  We believe this was an important strategic transaction that enhanced the appeal of our outdoor media portfolio and strongly improved our ability to pursue additional concession opportunities within the attractive market of Hangzhou. In addition, in April 2010, we signed a one-year cooperation agreement to provide bus advertisements and signed a new unipole lease at the Beijing Capital
International Airport, all of which also began to contribute revenue late in the second quarter.

“Meanwhile, we continue to prudently pursue accretive opportunities in China’s advertising sector. We remain optimistic about our medium and long-term growth opportunities, particularly in light of new multi-year agreements signed with subsidiary management teams aimed at encouraging focus on long-term performance goals.”

Intention to Restate 2007 and 2008 Financials

Wilfred Chow, Chief Financial Officer of SearchMedia, stated, “As a result of our continued internal analysis of our financial statements for the year ended
December 31, 2009, based on management’s recommendation, the Audit Committee has concluded that the historical financial statements of SearchMedia International
Limited for the 2007 and 2008 fiscal years should be restated and that the financial statements from these periods can no longer be relied upon.  We estimate that revenue in 2007 and 2008 was overstated by approximately $6 million and $25 million, respectively, and we are still evaluating the impact to reported net income during those periods.  At this time, we expect the 2007 and
2008 restatements to have a positive effect on the previously reported unaudited net income for the year ended December 31, 2009 and for the quarter ended March
31, 2010.

Conway commented, “In connection with our Plan of Compliance with the NYSE/AMEX that was accepted in June 2010, the NYSE/AMEX granted the Company an extension to file its Form 10-K for the year ended December 31, 2009 until August 31,
2010. While we continue to endeavor to file our Form 10-K on or prior to August
31, 2010, it is unlikely that we will meet this deadline due to the restatement of the 2007 and 2008 financial statements of SearchMedia International Limited.
We have submitted a request to the NYSE/AMEX for an additional extension and are awaiting their decision. We remain fully committed to bringing the Company into compliance with Sections 134 and 101 of the NYSE Amex LLC Company Guide.”
Conway continued, “Since the new management team began working at SearchMedia
Holdings earlier this year, we have made significant progress implementing remedial actions to strengthen our internal controls and procedures.  We continue to actively address some of the issues identified during the previously reported special committee’s investigation and management’s further analysis, including strengthening the Company’s management, finance and accounting functions, restructuring the in-elevator business, and improving the Company’s accounts receivable and documentation control systems.  We continue to pursue all remedies available to the Company, including legal remedies and potential cancellation of some of the shares issued in the Share Exchange Agreement.  As of today, there are approximately 22 million fully diluted shares outstanding, of which approximately 9 million were issued to the pre-merger shareholders.”

Additionally, the Company has determined that, as of June 30, 2010, it qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the Securities
Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will now conduct its Exchange Act reporting as a foreign private issuer, filing annual reports on Form 20-F and filing quarterly financial information on Form
6-K.

Preliminary Unaudited Financial Results

For the second quarter of 2010, the Company anticipates $16 million in revenue and $2 million in net income.

Revenue was driven primarily by the Company’s existing billboard and transit businesses and improvement in the elevator business. Revenue in the second quarter of 2010 partially benefited from the closing of the Continental transaction and new bus concession, which both began contributing revenue late in the second quarter.

Net income was driven by continued profitability of the Company’s billboard and transit businesses, which was partially offset by losses from the Shanghai
Jingli in-elevator business and corporate overhead costs. Amortization expenses related to previous acquisitions of more than $0.4 million per quarter were expensed in the first and second quarter.  Most of this amortization expense will cease in 2011.

As of June 30, 2010, the Company had approximately $11 million in cash and cash equivalents and approximately 20.7 million basic common shares outstanding.
During the second quarter, cash of approximately $5 million was utilized for growth initiatives, including the deposit for the Continental acquisition and new bus concession, and additional capital invested in the elevator business. In addition, $4 million were utilized to reduce cash earn-out obligations.

Speaking about the preliminary financial results, Chow added, “Our business was profitable in the second quarter, boosted by the completion of the Continental transaction and launching of our new bus concession.  Our outdoor billboard and transit businesses remain solid, with our subsidiaries delivering approximately
$4 million in net income in the second quarter, excluding Shanghai Jingli and corporate expenses. We remain optimistic about the growth prospects of our businesses for the full year, encouraged by the rising 2010 advertising budgets we have been seeing from our clients.”

Conway concluded, "For the six months ended June 30, 2010, the Company anticipates $29 million in revenue and $3 million in net income.  Consequently, we do not expect to meet guidance for the year ended December 31, 2010 of $85 million in revenue and $18 million in net income.  However, we expect the second half to be much stronger than the first half, as is generally the case in this business, and our recent acquisition of Continental combined with the new bus concession will contribute to second half revenue and net income, as well.
Additionally, we expect our profit margins to continue to improve.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia currently operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of China’s largest networks of in-elevator advertisement panels consisting of approximately 125,000 frames in 50 cities throughout China.  Additionally,
SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: the impact of the restatement of the financial statements of SearchMedia International Limited; whether the 2007 and 2008 restatements will have a positive impact on the previously reported unaudited financial information related to net income for the year ended December 31, 2009 and the quarter ended March 31, 2010; the completion of the Company’s audit of its financial statements for the year ended December 31, 2009 and the first quarter ended March 31, 2010; the review and audit of the Company’s financial statements by the Company’s independent registered public accounting firm; the vulnerability of the Company’s business to a general economic downturn in China;
the Company’s ability to achieve long-term profitable growth; that extended contracts with management of certain of the Company’s operating subsidiaries may not provide the anticipated benefits or long-term relationships; that our estimates and projections for the second quarter and full year of 2010 are based on assumptions that may prove to be incorrect, including our assumptions regarding new contracts, additional concessions and expected acquisition closings; our actual financial results for the second quarter and full year of
2010 may be materially different from our estimates; that failure to file our
2009 Annual Report or Quarterly Report for the 2010 first quarter on time or to publish adequate financial information for the 2010 second quarter may result in the delisting of our securities from quotation on the NYSE Amex or a suspension in the trading of our common stock which would materially limit the liquidity or tradability of our common stock; our plan of compliance, which has already been approved, may require revisions that we may not be able to satisfy; that the
Company may be unable to complete its review in time to file its Annual Report on Form 10-K of Form 10-Q for the 2010 first quarter within the required time period; that even if we file our Annual Report for the year ended December 31,
2009 or Quarterly Report for the 2010 first quarter within the required time period, we may be in violation of other NYSE Amex listing standards; whether the
Company’s pending transactions will meet the Company’s expectations or provide additional revenue opportunities or profits, diversify our service suite or enhance our national presence; whether governmental approvals of pending acquisitions will be received on a timely basis or at all; whether the new bus concessions will contribute to second half revenue and net income; whether second half profit margins will continue to improve; whether the multi-year agreements with our subsidiaries will provide the incentives intended towards long-term performance goals; whether the Company will achieve the growth prospects anticipated by management for the remainder of the year; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and
Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.
SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Michael Tieu: 86 10 6599 7960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: August 20, 2010	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer